================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------


                             MANUGISTICS GROUP, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.002 PER SHARE
                         (Title of Class of Securities)

                                    565011103
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                DECEMBER 21, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

----------------------------                      ------------------------------
565011103                                                 PAGE  2  OF 15  PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,838,038
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          3,838,038
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,838,038
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
565011103                                                 PAGE  3  OF 15   PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 49, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,838,038
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          3,838,038
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,838,038
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
565011103                                                 PAGE  4  OF 15   PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 57, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,838,038
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          3,838,038
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,838,038
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
565011103                                                 PAGE  5  OF 15   PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,838,038
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          3,838,038
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,838,038
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
565011103                                                 PAGE  6  OF 15   PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,838,038
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          3,838,038
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,838,038
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
565011103                                                 PAGE  7  OF 15   PAGES
----------------------------                      ------------------------------

ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of Manugistics

Group, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.002 per share (the "Common

Stock"). The address of the principal executive office of the Company is 2115

East Jefferson Street, Rockville, MD 20852.


ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended (the "Exchange Act"). The members of the group are General

Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General

Atlantic Partners 49, L.P., a Delaware limited partnership ("GAP 49"), General

Atlantic Partners 57, L.P., a Delaware limited partnership ("GAP 57"), GAP

Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), and GAP

Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and,

collectively with GAP, GAP 49, GAP 57 and GAPCO, the "Reporting Persons"), all

of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of

the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 49 and GAP 57 is GAP. The managing members of GAP are Steven A.

Denning, Peter L. Bloom, William E. Ford, William O. Grabe, David C. Hodgson,

Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Mark F. Dzialga, Klaus

Esser, Rene M. Kern and John Wong (collectively, the "GAP Managing Members").

Mr. Denning became a director of the Company after the consummation of the

Merger (as described below). The GAP Managing Members (other than Mr. Esser) are also the

----------------------------                      ------------------------------
565011103                                                 PAGE  8  OF 15   PAGES
----------------------------                      ------------------------------

general partners of GAPCO and GAPCO II. The business address of each of the GAP

Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the

present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than

Messrs. Esser, Kern, and Wong, is a citizen of the United States. Messrs. Esser and Kern are citizens of Germany and Mr. Wong is a citizen of Singapore.


                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of,

or prohibiting or mandating activities subject to, such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger, dated as of

September 21, 2000 (the "Merger Agreement"), by and among the Company, Manu

Acquisition Corp., a Delaware corporation ("Acquisition"), and Talus Solutions,

Inc., a Delaware corporation ("Talus"), the Company acquired Talus in a merger transaction (the "Merger") which closed on December 21, 2000. GAP 49, GAP 57,

GAPCO and GAPCO II were shareholders of Talus. At the effective time of the

Merger on December 21, 2000, each of GAP 49 and GAPCO exchanged its shares of

Series B Convertible Preferred Stock and voting common stock of Talus for

1,407,446 and 331,530 shares of the Company's Common Stock, respectively, and each of GAP 57 and GAPCO II exchanged its shares of Series C Convertible

Preferred Stock of Talus for 1,744,948 and 354,114 shares of the Company's

Common Stock, respectively.


ITEM 4.  PURPOSE OF TRANSACTION.

----------------------------                      ------------------------------
565011103                                                 PAGE  9  OF 15   PAGES
----------------------------                      ------------------------------

                  GAP 49, GAP 57, GAPCO and GAPCO II acquired the shares of

Common Stock for investment purposes and the Reporting Persons hold shares of

Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      As of the date hereof, GAP, GAP 49, GAP 57, GAPCO and

GAPCO II each own of record no shares of Common Stock, 1,407,446 shares of

Common Stock, 1,744,948 shares of Common Stock, 331,530 shares of Common Stock and 354,114 shares of Common Stock, respectively, or 0%, 2.1%, 2.6%, 0.5% and

0.5%, respectively, of the Company's issued and outstanding shares of Common

Stock.

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 49 and GAP 57, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of

Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of

3,838,038 shares of Common Stock or 5.8% of the Company's issued and outstanding shares of Common Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 3,838,038 shares of Common Stock that may be deemed to be owned beneficially by each of them.

----------------------------                      ------------------------------
565011103                                                 PAGE  10 OF 15   PAGES
----------------------------                      ------------------------------

                  (c)      Except as set forth herein, to the knowledge of the

Reporting Persons with respect to the persons named in response to paragraph

(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GAP Managing Members (other than Mr.

Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 49 and GAP 57. Accordingly, GAP and the GAP

Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the

Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

                  In accordance with Section 11.1 and Exhibit F of the Merger

Agreement, at the effective time of the Merger, 15% of the shares of Common

Stock (the "Escrow Shares") that were otherwise issuable to the stockholders of

Talus pursuant to the Merger Agreement were escrowed by the Company in order to secure the indemnification obligations of Talus and its stockholders to the

Company for any losses incurred by the Company as a result of any breach of the representations, warranties, covenants or agreements of Talus which are contained in the Merger Agreement (the foregoing, the

----------------------------                      ------------------------------
565011103                                                 PAGE  11 OF 15   PAGES
----------------------------                      ------------------------------

"Escrow"). As a result, GAP 49, GAP 57, GAPCO and GAPCO II escrowed 211,116 shares of Common Stock, 261,742 shares of Common Stock, 49,729 shares of Common

Stock and 53,117 shares of Common Stock, respectively. On October 31, 2001,

33.3% of the Escrow Shares will be released from the Escrow and on July 2, 2002,

all of the remaining Escrow Shares will be released from the Escrow.

                  Pursuant to the Support Agreement, dated as of September 21,

2000 (the "Support Agreement"), among the Company, GAP 49, GAP 57, GAPCO, GAPCO

II and certain other stockholders of Talus, each of GAP 49, GAP 57, GAPCO and

GAPCO II agreed to, among other things, vote in favor of the approval of the

Merger Agreement and approval of other transactions contemplated by the Merger

Agreement. The Support Agreement further provided that, in the event that either

GAP 49, GAP 57, GAPCO or GAPCO II breached their obligations under the Support

Agreement to vote in favor of the Merger, the Company had the right and option,

exercisable at any time within sixty (60) days of the date of the termination of the Merger Agreement, to purchase and acquire from the breaching party all or any part of shares of capital stock owned by such breaching party for the consideration set forth in the Support Agreement.

                  In addition, pursuant to the Share Transfer Restriction

Agreement (the "Restriction Agreement"), entered into as of December 21, 2000,

among the Company, GAP 49, GAP 57, GAPCO and GAPCO II, each of GAP 49, GAP 57,

GAPCO and GAPCO II agreed not to, among other things, sell, offer, contract or grant any option to sell, including, without limitation, any short sale, pledge or transfer, establish an open "put equivalent position" within the meaning of

Rule 16a-1(b) of the Exchange Act , establish a "zero cost collar," or,

otherwise dispose of the shares of Common Stock received in the Merger that are not subject to the escrow described above (the "Subject

----------------------------                      ------------------------------
565011103                                                 PAGE  12 OF 15   PAGES
----------------------------                      ------------------------------

Shares"), provided that such restrictions terminate with respect to the Subject

Shares in accordance with the following schedule:

                          (i)       on the date (the "First Release Date") which

is the earlier of (x) March 31, 2001 or (y) ninety (90) days after the completion of any public offering of shares of Common Stock or securities convertible into Common Stock, in which the gross proceeds to the Company exceed

$25,000,000;

                                    (A)     if the average closing price for

Common Stock, as determined by averaging the Common Stock price on the NASDAQ for the 15 trading days immediately preceding the date which is two days prior to the First Release Date (the "Average Stock Price") is less than $70 per share, then on the First Release Date a number of shares equal to 10% of the total number of shares of Common Stock received in the Merger, including the shares of Common Stock that are subject to the Escrow described above (the

"Total Shares") (rounded to the nearest whole number of shares) will be released; or, instead

                                    (B)     if the Average Stock Price is equal

to or greater than $70 per share, then on the First Release Date a number of shares equal to 25% of the Total Shares (rounded to the nearest whole number of shares) will be released; and

                           (ii)     On May 31, 2001, a number of shares equal to

(A) 40% of the Total Shares (rounded to the nearest whole number of shares)

MINUS (B) the number of shares released on the First Release Date, will be released; and

                           (iii)    on October 31, 2001, all remaining Subject

Shares will be released.

                  GAP 49, GAP 57, GAPCO and GAPCO II own 1,196,330 Subject

Shares, 1,483,206 Subject Shares, 281,801 Subject Shares and 300,997 Subject

Shares, respectively.

----------------------------                      ------------------------------
565011103                                                 PAGE  13 OF 15   PAGES
----------------------------                      ------------------------------

                  Finally, pursuant to the Rule 145 Letter entered into as of

December 13, 2000 (the "Rule 145 Letter"), among the Company, GAP 49, GAP 57,

GAPCO and GAPCO II, as an inducement for the Company to consummate the Merger,

each of GAP 49, GAP 57, GAPCO and GAPCO II agreed not to, among other things,

sell, transfer or otherwise dispose of the Common Stock in violation of the

Securities Act of 1933, as amended.

                  The foregoing summaries of the Escrow, the Support Agreement,

the Restriction Agreement and the Rule 145 Letter are qualified in their entirety by reference to Exhibits 5, 6, 7, and 8 which are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated December 22, 1999 appointing Thomas J. Murphy Attorney-In-Fact for GAP.

                  Exhibit 3: Power of Attorney dated December 22, 1999 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

                  Exhibit 4: Power of Attorney dated December 22, 1999 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

                  Exhibit 5: Merger Agreement incorporated by reference to the Company's Registration Statement on Form S-4 filed with the Commission on October 30, 2000.

                  Exhibit 6: Support Agreement, dated as of September 21, 2000, by and among the Company and GAP 49, GAP 57, GAPCO and GAPCO II.

                  Exhibit 7: Share Transfer Restriction Agreement, dated as of December 21, 2000, by and among the Company, GAP 49, GAP 57, GAPCO and GAPCO II.

                  Exhibit 8:        Rule 145 Letter, dated as of December 13,

----------------------------                      ------------------------------
565011103                                                 PAGE  14 OF 15   PAGES
----------------------------                      ------------------------------

                                    2000, by and among the Company, GAP 49, GAP
                                    57, GAPCO and GAPCO II.

----------------------------                      ------------------------------
565011103                                                 PAGE  15 OF 15   PAGES
----------------------------                      ------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 29, 2000.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/  Thomas J. Murphy
                                        ---------------------------------------
                                        Name:    Thomas J. Murphy
                                        Title:   Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 49, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/  Thomas J. Murphy
                                        ---------------------------------------
                                        Name:    Thomas J. Murphy
                                        Title:   Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 57, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/  Thomas J. Murphy
                                        ---------------------------------------
                                        Name:    Thomas J. Murphy
                                        Title:   Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS, L.P.

                                   By:  /s/  Thomas J. Murphy
                                        ---------------------------------------
                                        Name:    Thomas J. Murphy
                                        Title:   Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/  Thomas J. Murphy
                                        ---------------------------------------
                                        Name:    Thomas J. Murphy
                                        Title:   Attorney-In-Fact